UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 4

Relm Wireless Corp
Name of Issuer

Common Stock
Title of Class of Securities

759525108000
CUSIP Number

Feburary 14, 2015
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
 X Rule 13d-1b
   Rule 13d-1c
   Rule 13d-1d

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 759525108000				13 G

1. Names of Reporting Persons. I.R.S. Identification No. of above persons. Benchmark Capital Advisors

2. Check the Appropriate Box if a Member of a Group:
 b) X


3.  SEC Use Only


4.  Citizenship or Place of Organization
	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	5. Sole Voting Power 943,204

	6. Shared Voting Power  625,049

	7. Sole Dispositive Power  943,204

	8. Shared Dispositive Power 625,049 shares

	9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,568,253

	10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
	No

	11.  Percent of Class Represented by Amount in Row 9
	11.5

	12.  Type of Reporting Person
	IA


CUSIP No. 759525108000				13 G

Item 1.
  a. Name of Issuer
  	Relm Wireless Corp.

  b. Address of Issuers Principal Executive Offices
  	7100 Technology Drive
	West Melbourne, FL 32904

Item 2.
  a. Name of Person Filing
  	Benchmark Capital Advisors

  b. Address of Principal Business Office or, if none, Residence
  	100 Wall Street
  	8th Floor
  	New York, NY 10005

  c. Citizenship
  	United States of America in the State of New York

  d. Title of Class of Securities
  	Common Stock

  e. CUSIP Number
	759525108000

Item 3. If this statement is filed pursuant to 240.13d-1b or 240.13d-2b or c, check whether the person filing is a:

e.  An investment adviser in accordance with 240.13d-1b1iiE


Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a. Amount beneficially owned: 1,476,533.

b. Percent of class: 11.5.

c. Number of shares as to which the person has:
  i. Sole power to vote or to direct the vote 943,204.
  ii. Shared power to vote or to direct the vote 625,049.
  iii. Sole power to dispose or to direct the disposition of 943,204.
  iv. Shared power to dispose or to direct the disposition of 625,049.


Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Various persons described in Item 4 have the right to recieve dividends or the proceeds from the sale of common stock of Relm Wireless Corp.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification

a. The following certification shall be included if the statement is filed pursuant to 240.13d-1b:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

b. The following certification shall be included if the statement is filed pursuant to 240.13d-1c:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
Date

/s/ Lorraine DiPaolo
Signature

Lorraine DiPaolo / President
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits.
See 240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
See 18 U.S.C. 1001